                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                                 (Rule 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
               SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. __)

                                RFP Express Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

      RFP Express Inc., John C. Riener, Michael M. Grand, Edward C. Groark,
                        Gerald W. Petitt, Zimri C. Putney
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74956R109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

          Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375
                East 9th Street, 20th Floor, Cleveland, OH 44114
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

This statement is filed in connection with (check the appropriate box):
|X| a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 under the Securities Exchange Act of 1934.
|_| b. The filing of a registration statement under the Securities
Act of 1933.
|_| c.  A tender offer.
|_| d.  None of the above.
    Check the following box if the soliciting materials or information referred to in checking box (a) are preliminary copies: |X|
    Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            Calculation of Filing Fee

------------------------------------------- ------------------------------------
    Transaction valuation*                            Amount of filing fee**
------------------------------------------- ------------------------------------
          $310.00                                             $0.06

     * The transaction valuation is based on the estimated number of shares that would otherwise be converted into fractional shares as a result of the reverse stock split multiplied by $0.20 or the cash to be paid per share in lieu of the issuance of fractional shares.

     ** The amount of the filing fee was calculated pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934 by multiplying the transaction valuation by one fiftieth of one percent.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount previously paid: n/a                   Filing Party: n/a
          Form of Registration No.:n/a                  Date Filed: n/a

Item 1.       Summary Term Sheet

              The information set forth under the captions "Frequently Asked Questions," "Summary," "Background," "Purpose and Reasons for the Reverse Stock Split," "Fairness of the Reverse Stock Split," "Structure of Reverse Stock Split," "Exchange of Stock Certificates and Payment for Fractional Shares," "The Impact of the Reverse Stock Split on the Company's Stockholders," "Important Federal Income Tax Consequences of the Stock Split" and "Appraisal Rights" of the information statement is incorporated herein by reference.

Item 2.       Subject Company Information

              (a) Name and Address. RFP Express Inc. is the subject company, the address of its principal executive offices is 8989 Rio San Diego Drive, Suite 160, San Diego, California 92108 and its telephone number is 619-400-8800.

              (b) Securities. The information set forth under the caption "Vote Required and Obtained" of the information statement is incorporated herein by reference.

              (c) Trading market and price. The information set forth under the caption "Market Information" of the information statement is incorporated herein by reference.

              (d) Dividends. The information set forth under the caption "Market Information" of the information statement is incorporated herein by reference.

              (e) Prior public offerings. There have been no public offerings of our common stock in the past three years.

              (f) Prior stock purchases. The information set forth in the subsection "Determination of the Purchase Price" under the caption "Fairness of the Reverse Stock Split" and the caption entitled "Transactions between the Company and Management" of the information statement is incorporated herein by reference.

Item 3.       Identity and Background of Filing Person

              (a) Name and address. This schedule is being filed jointly by RFP Express Inc., the subject company, and its executive officers and directors, namely John C. Riener, Chief Executive Officer, President and Chairman of the Board of Directors, and Michael M. Grand, Edward C. Groark, Gerald W. Petitt and Zimri C. Putney, members of the board. The company's principal executive office, and the business address for each executive officer and director, is located at 8989 Rio San Diego Drive, Suite 160, San Diego, California 92108 and the company's telephone number, and the telephone number for each executive officer and director, is 619-400-8800.

              (b) Business and background of entities. Not applicable.

              (c) Business and background of natural persons. The information required by items (1) and (2) is incorporated herein by reference to the information statement under the caption "Management."

                           (3) None of our executive officers or directors were
              convicted in a criminal proceeding during the past five years.

                           (4) None of our executive officers or directors were
              a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                           (5) All of our executive officers and directors are
              citizens of the United States of America.

Item 4.       Terms of the Transaction

              (a) Material terms. The information set forth under the captions "Frequently Asked Questions," "Summary," "Background," "Purpose and Reasons for the Reverse Stock Split," "Fairness of the Reverse Stock Split," "Structure of Reverse Stock Split," "Exchange of Stock Certificates and Payment for Fractional Shares," "The Impact of the Reverse Stock Split on the Company's Stockholders," "Important Federal Income Tax Consequences of the Stock Split" and "Appraisal Rights" of the information statement is incorporated herein by reference.

              (c) Different terms. The information set forth in the subsection "Effect of the Stock Split" under the caption "Summary" and the information set forth under the caption "Fairness of the Reverse Stock Split" of the information statement are incorporated herein by reference.

              (d) Appraisal Rights. The information set forth under the caption "Appraisal Rights" of the information statement is incorporated herein by reference.

              (e) Provisions for unaffiliated security holders. The information set forth under the captions "Purpose and Reasons for the Reverse Stock Split," "Fairness of the Reverse Stock Split" and "Structure of Reverse Stock Split" of the information statement is incorporated herein by reference.

              (f) Eligibility for listing or trading. Not applicable.

Item 5.       Past Contracts, Transactions, Negotiations and Agreements

              (a) Transactions. The information set forth under the caption "Transactions between the Company and Management" of the information statement is incorporated herein by reference.

              (b) Significant corporate events. Not applicable.

              (c) Negotiations or contracts. Not applicable.

              (e) Ageements involving the subject company's securities. The information set forth under the caption "Stock Ownership of Management and Other Major Stockholders" of the information statement is incorporated herein by reference.

Item 6.       Purposes of the Transaction and Plans or Proposals

              (b) Use of securities acquired. The information set forth in the subsection "Effect of the Stock Split" under the caption "Summary" and the information set forth under the caption "Structure of the Reverse Stock Split" of the information statement are incorporated herein by reference.

              (c) (1) - (8) Plans. The information set forth under the captions "Background," "Purpose and Reasons for the Reverse Stock Split," "Structure of Reverse Stock Split" and "The Impact of the Reverse Stock Split on the Company's Stockholders" of the information statement is incorporated herein by reference.

Item 7.       Purposes, Alternatives, Reasons and Effects

              (a) Purposes. The information set forth under the caption "Purpose and Reasons for the Reverse Stock Split" of the information statement is incorporated herein by reference.

              (b) Alternatives. The information set forth under the captions "Background" and "Fairness of the Reverse Stock Split" of the information statement is incorporated herein by reference.

              (c) Reasons. The information set forth under the caption "Purpose and Reasons for the Reverse Stock Split" of the information statement is incorporated herein by reference.

              (d) Effects. The information set forth under the captions "Fairness of the Reverse Stock Split," "The Impact of the Reverse Stock Split on the Company's Stockholders" and "Important Federal Income Tax Consequences of the Stock Split" of the information statement is incorporated herein by reference.

Item 8.       Fairness of the Transaction

              (a) Fairness. The information set forth under the caption "Fairness of the Reverse Stock Split" of the information statement is incorporated herein by reference.

              (b) Factors considered in determining fairness. The information set forth under the caption "Fairness of the Reverse Stock Split" of the information statement is incorporated herein by reference.

              (c) Approval of security holders. The information set forth under the caption "Fairness of the Reverse Stock Split" of the information statement is incorporated herein by reference.

              (d) Unaffiliated representative. The information set forth under the caption "Fairness of the Reverse Stock Split" of the information statement is incorporated herein by reference.

              (e) Approval of directors. The information set forth under the caption "Fairness of the Reverse Stock Split" of the information statement is incorporated herein by reference.

              (f) Other offers. Not applicable. The information set forth under the caption "Fairness of the Reverse Stock Split" of the information statement is incorporated herein by reference.

Item 9.       Reports, Opinions, Appraisals and Negotiations

              (a) Report, opinion or appraisal. The information set forth under the caption "Fairness of the Reverse Stock Split" of the information statement is incorporated herein by reference.

              (b) Preparer and summary of the report, opinion or appraisal. Not applicable.

              (c) Availability of documents. Not applicable.

Item 10.      Source and Amounts of Funds or Other Consideration

              (a) Source of funds. The information set forth in the subsection "Financial Effect" under the caption "The Impact of the Reverse Stock Split on the Company's Stockholders" of the information statement is incorporated herein by reference.

              (b) Conditions. None.

              (c) Expenses. The information set forth in the subsection "Financial Effect" under the caption "The Impact of the Reverse Stock Split on the Company's Stockholders" of the information statement is incorporated herein by reference.

              (d) Borrowed funds. Not applicable.

Item 11.      Interest in Securities of the Subject Company

              (a) Securities ownership. The information set forth under the caption "Stock Ownership of Management and Other Major Stockholders" of the information statement is incorporated herein by reference.

              (b) Securities transactions. The information set forth under the caption "Fairness of the Reverse Stock Split" of the information statement is incorporated herein by reference.

Item 12.      The Solicitation or Recommendation

              (d) Intent to tender or vote in a going-private transaction. The information set forth under the caption "Fairness of the Reverse Stock Split" of the information statement is incorporated herein by reference.

              (e) Recommendations of others. The information set forth under the caption "Fairness of the Reverse Stock Split" of the information statement is incorporated herein by reference.

Item 13.      Financial Statements

              (a) Financial information. The information set forth under the caption "Financial and Other Information" of the information statement is incorporated herein by reference.

              (b) Pro forma information. The information set forth in the subsection "Financial Effect" under the caption "The Impact of the Reverse Stock Split on the Company's Stockholders" of the information statement is incorporated herein by reference.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used

              (a) Solicitations or recommendations. The information set forth under the caption "Exchange of Stock Certificates and Payment for Fractional Shares" of the information statement is incorporated herein by reference.

              (b) Employees and corporate assets. None.

Item 15.      Additional Information.

              (b) Other material information. None.

Item 16.      Exhibits.

              (a) Preliminary Information Statement, filed with the Securities and Exchange Commission concurrently with this filing.

              (b) Not applicable.

              (c) Not applicable.

              (d) Not applicable.

              (f) Not applicable.

              (g) Not applicable.

                                    SIGNATURE

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2003                              RFP EXPRESS INC.


                                          /s/ John C. Riener
                                          --------------------------------------
                                          John C. Riener, Chairman of the Board,
                                          Chief Executive Officer and President

                                          /s/ Michael M. Grand
                                          --------------------------------------
                                          Michael M. Grand, individually

                                          /s/ Edward C. Groark
                                          --------------------------------------
                                          Edward C. Groark, individually

                                          /s/ Gerald W. Petitt
                                          --------------------------------------
                                          Gerald W. Petitt, individually

                                          /s/ Zimri C. Putney
                                          --------------------------------------
                                          Zimri C. Putney, individually